November 4, 2005



Mr. Kevin L. Vaughn
Reviewing Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:    Sharps Compliance Corp.
       Form 10-KSB for the Fiscal Year Ended June 30, 2005
       Filed September 14, 2005
       File No. 000-22390

Dear Kevin,

We are in receipt of your letter dated October 31, 2005. Based upon the requests in the letter and our phone conversations held on same date, we hereby provide the following responses:

Item 1: As requested, we will enhance future filings to provide a more detailed analysis of the changes in revenues and expenses included in the M,D & A. Additionally, we will revise future filings to enhance our disclosure in the results and operations to include a discussion of the Company's prospects for the future.

Item 2: As requested, we will enhance future filings to provide an analysis of the Company's cash flow for any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on the Company's short or long term liquidity.

Item 3: As requested, we hereby confirm that as of the date this report we have evaluated our disclosure controls and procedures. We will revise future filings to reflect such evaluations as of the date of the report (versus ninety days prior).

Item 4: As requested, we will revise future filings to reflect the noted Exchange Act references.

Item 5: As requested, we will revise future filing to disclose how the Company accounts for, and values, stock options issued to non-employees.

As per our phone conversation of October 31, 2005, the revisions and enhancements noted in Items 1-5 above will be incorporated in our filings beginning with the Company's December 31, 2005 Form 10-QSB versus the September 30, 2005 Form 10-QSB filing (since we have completed such report are in the process of final reviews and filing).

Item 6: We have filed an amendment to the Company's June 30, 2005 Form 10-KSB to reflect currently dated Section 302 on 906 certifications.

As requested your letter dated October 31, 2005 we provide the following statement:

We acknowledge:

          o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

          o The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions or need additional information, please feel free to call me at 713-660-3514.


Sincerely,




/s/ David P. Tusa
--------------------------
Sharps Compliance Corp.
Executive Vice President
Chief Financial Officer &
Business Development